[Interstate Bakeries Corporation Letterhead]

                        June 20, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, DC 20549

Attn:  Ms. Jill H. Davis

Re:	Interstate Bakeries Corporation Form 10-K for the Fiscal Year ended June 2, 2007 Form 10-Q for the Fiscal Quarter ended March 8, 2008 SEC File No. 001-11165

Dear Ms. Davis:

We are writing in response to your letter dated May 15, 2008 with respect to the above referenced reports filed by Interstate Bakeries Corporation (the “Company”).  Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, we acknowledge the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (2) the staff comments or changes in the Company’s future disclosure made in response to those comments do not foreclose the Commission from taking any action with respect to the filing, and (3)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 2, 2007

Comment 1
We note your disclosure that “Due to lack of historical data, we have immediately recognized the impact of all prior service costs, plan amendments, and actuarial gains (losses) associated with the ABA Plan.”  Please explain to us, in necessary detail, the reasons why you are unable to obtain the historical data for the ABA Plan and cite the authoritative

Division of Corporate Finance Attn: Ms. Jill H. Davis Page 2

accounting literature you are relying on to support your immediate recognition of the impact of all prior service costs, plan amendments and actuarial gains and losses for this plan.

(A) Historical Data Challenges

The American Bakers Association Retirement Plan, the ABA Plan or the Plan, was established on October 1, 1961 to provide benefits to certain employees of various unrelated employers in the bakery industry.  In a 1979 determination letter, the Pension Benefit Guaranty Corporation, the PBGC, stated that, if certain conditions were met, the ABA Plan could be treated as an aggregate of single employer plans.  However, we believe that the ABA Plan never met the conditions set forth in the 1979 determination letter and was historically administered in a manner consistent with the administration of a multi-employer plan with a single Form 5500 and tax return and individual employer monies were not segregated or even tracked on a single employer basis.  As will be explained in greater detail below, because of the age of the Plan, the manner in which the Plan was administered and incomplete records maintained by the Plan, the Company has had extreme difficulty obtaining the historical data needed to account for its respective interest in the Plan in its financial statements.

                        Prior to fiscal year 2005, based upon the manner in which the Plan was administered and because we were not aware of the PBGC’s 1979 determination letter, we accounted for the ABA Plan as a multi-employer plan.  This resulted in recognition of expense in the amount of our actual contributions to the ABA Plan. In November 2004, we received a copy of the letter the ABA Plan actuary sent to the Plan trustees indicating that the financial health of the Plan was deteriorating and that participating employers would need to make “substantial additional contributions” or alternately, the Plan could request a funding waiver, be terminated, be spun off to individual employers or be converted to a multi-employer plan.  This information prompted an in-depth review by the Company beginning in December 2004 of the ABA Plan and the accounting treatment of the Plan in the Company’s financial statements.  It was during this review that we received a copy of the PBGC’s 1979 determination letter.

                        Based upon our review of the Plan and its historical practices, we concluded that the ABA Plan was a multiple employer plan under ERISA rules.  As a result, we requested that the PBGC revisit its 1979 determination, which the PBGC did.  On August 8, 2006, the PBGC issued a new determination letter in which it reversed its 1979 determination letter and held that the ABA Plan was and had always been a multiple employer plan under ERISA rules.  This situation led to a number of legal challenges, including the current litigation pending in the District of Columbia challenging the PBGC’s latest determination, as described at length on pages 94 and 95 of the Company’s June 2, 2007 Form 10-K.

After our review and pending the final resolution of the litigation described above, we concluded the appropriate action was to account for our participation, or respective interest, in the ABA Plan based on an aggregate of single employer plans approach, at least until such time that the litigation regarding the characterization of the Plan, as described in our filings, was

Division of Corporate Finance Attn: Ms. Jill H. Davis Page 3

settled.  As a result, we have accounted for the Plan under Statement of Financial Accounting Standards No. 87 Employers’ Accounting for Pensions (SFAS 87)1 as an aggregate of single employer plans since the fiscal 2004 restatement of our financial statements.  We came to this conclusion, despite our position that the Plan was a multiple employer plan, based on the existence of the PBGC’s 1979 determination letter, the ABA Plan’s position regarding the characterization of the Plan and the uncertainty regarding the outcome of the litigation involving the Plan.  To account for the Plan in this manner, we undertook a prolonged and arduous process with the ABA Plan’s advisors to attempt the data mining and cost and expense allocations related to the more than 40 year period of the Plan’s existence.  The ABA Plan had not previously provided employer level actuarial information as required by SFAS 87 for single employer plans to the Plan’s participating employers, and, therefore, the underlying assumptions and requisite data for such calculations were not readily available.  Once obtained, the process to verify the data and allocations was difficult and time consuming, contributing to a two year delay in the filing of our restated and subsequent financial statements.

                         As a result of our in-depth review, we found that while the more recent data was adequately maintained and organized, historical data transferred from a previous plan administrator was not complete.  This required certain assumptions to be made by the ABA Plan to finalize the allocations. This process was carried out under a contentious relationship with the ABA Plan and its advisors due to the legal disputes mentioned above, which further complicated the access to data and information about appropriate actuarial assumptions. During this time, we received numerous data and number revisions, some reflecting material changes, from the ABA Plan and its advisors.  This led the Company to engage an independent actuary and forensic accounting group to assist in the process of verifying the data.  As a result of this analysis and verification process, we felt comfortable with the data available to perform computations of plan assets and liabilities for fiscal 2000 to 2004, which were restated, but not for periods prior to fiscal 2000 where amounts could theoretically be amortized into the restated periods.

             (B) Authoritative Accounting Literature

                         In determining how to properly apply authoritative accounting literature to effect the restatement, the lack of accurate historical data had the most profound impact on the recognition of the actuarial gains and losses.  As no valuations were made at the required dates, and therefore no assumptions were made, it would have been virtually impossible to go back and determine exactly what those assumptions should have been given the knowledge available at each valuation date so that a variance from those assumptions (thus creating an actuarial gain or

____________________________________________
[1] Under paragraph 71 of Statement of Financial Accounting Standards No. 87 Employers’ Accounting for Pensions (SFAS 87), for a plan with the characteristics of the ABA Plan, an entity must account for its participation, or respective interest, in such plan regardless of whether the plan has been administered as an aggregate of single employer plans or as a multiple employer plan under ERISA rules. This approach requires the recognition of the entity’s minimum pension liability on its balance sheet. However, the amount of the net unfunded liability can vary significantly depending on how the plan is administered under ERISA rules due to the differing allocation of the plan assets under the different administration scenarios. Under an aggregate of single employer plan administration, the assets are attributable to each employer based on that single employer’s contributions, return on assets, benefit payments and expense experience. Under a multiple employer plan administration, the assets are attributable to all plan participants based solely on their priority status (principally impacted by retiree eligibility and vested status) under an evaluation across all plan participants regardless of their employer’s experience; consequently, a “waterfall” calculation, under rules specified in Section 4044 of ERISA, is done annually to ascertain the overall plan assets attributable to each employer’s participants.

Division of Corporate Finance Attn: Ms. Jill H. Davis Page 4

loss) could be determined.  Based on this analysis, we concluded that immediate recognition of actuarial gains and losses was the appropriate accounting policy to adopt.

           Paragraph 29 of SFAS87 indicates that immediate recognition of actuarial gains and losses as a component of net periodic pension cost is acceptable. Quoting paragraph 29 of SFAS 87, “this Statement does not require recognition of gains and losses as components of net pension cost of the period in which they arise” (suggesting that this is not required but is permitted).  Additionally, Appendix E Additional Implementation Guidance E33 (as well as prior guidance available at the restatement date which was essentially identical) states “Q – May an employer immediately recognize gains and losses as a component of net periodic pension cost instead of initially recognizing them in other comprehensive income?  A – Yes. Immediate recognition of gains and losses as a component of net periodic pension cost is permitted if (a) that method is applied consistently, (b) the method is applied to all gains and losses and (c) the method used is disclosed in accordance with paragraph 5(o) of Statement 132(R).”  We were able to meet these three criteria and thus adopted this approach beginning with the 2004 restatement and have consistently applied this approach since that time.

                        When determining acceptable methods for the amortization of prior service costs, Q&A 19 of the SFAS 87 Implementation Guide suggests that immediate recognition is appropriate when, “based on an assessment of the facts and circumstances, the employer does not expect to realize any future economic benefits from that retrospective plan amendment.”  We believe it stands to reason that this would include situations where the plan status is such that the continuation of the plan is in doubt and, therefore, the realization of the economic benefit is not assured.  Upon completion of the actuarial evaluation of our respective interest in the ABA Plan, we determined that on a stand-alone basis, assuming that the ABA Plan was administered as an aggregate of single employer plans, our respective portion of the ABA Plan was insolvent (i.e. unable to pay benefits).  This was based on the fact that we had a negative asset position for all years from 2000 to 2007.  In this regard, we believe Section 4042(a) of ERISA is instructive.  That section provides that “the [PBGC] shall as soon as practicable institute proceedings under this section to terminate a single-employer plan whenever the [PBGC] determines that the plan does not have assets available to pay benefits which are currently due under the terms of the plan.”

                         The insolvency of the Plan is particularly relevant in our situation as our prior service costs generally arose in connection with negotiations with our unions as documented in collective bargaining agreements (CBAs).  These CBAs require participation in a stated benefit plan and if that specific plan is not viable (i.e. subject to regulatory termination such as in our case), the CBA must, of necessity, be re-negotiated.  The CBAs do not allow us to force these union groups into a successor Company-administered plan.  In fact, we have historically moved union locals out of our defined benefit plans and into multi-employer plans as a result of contract negotiations.  Paragraph C26 of SFAS 88 states that if an “employer withdraws from a multi-employer plan and establishes a pension plan for its employees, that pension plan would not be a successor plan.”  The converse would presumably be true as well leading to the conclusion that upon re-negotiation of a union contract involving a move from a Company-sponsored plan to a multi-employer pension plan, it would not be appropriate for the Company to retain an intangible

Division of Corporate Finance Attn: Ms. Jill H. Davis Page 5

asset on the balance sheet related to prior service costs associated with the previous benefit plan.  The insolvency of our financial interest in the ABA Plan and the PBGC’s authority to institute a mandatory plan termination, make it impossible to forecast an assured future economic benefit period for the Company relevant to its negotiated plan amendments.  Based upon these considerations, we believe that it was appropriate to assign no future economic benefit to the Plan amendments undertaken during these periods.

                         Notwithstanding this guidance and our conclusion that immediate recognition of the prior service costs was and continues to be appropriate under the unique circumstances surrounding the ABA Plan, there would be no difference at all in the recorded net pension liability and very little practical difference in the net overall plan expense recognition between immediate recognition and an amortization method for the periods presented in the audited financial statements at June 2, 2007 or in the unaudited third quarter financial statements for the periods ended March 8, 2008 and March 10, 2007 based on the following factors.  First, the Plan amendments initiated since the restatement of the fiscal 2004 and prior financial statements have been insignificant, amounting to $423,000 in fiscal 2005 and zero for fiscal 2006 and 2007, and we do not currently expect to undertake any future Plan amendments resulting in the recognition of prior service costs under the ABA Plan.  Immediate recognition of prior service costs could be considered an accounting convention under paragraph 10 of SFAS 87, which states that “if estimates, averages or computational shortcuts can reduce the cost of applying this statement, their use is appropriate, provided the results are reasonably expected not to be materially different from the results of a detailed application.”  Second, Plan amendments were generally associated with union bargaining periods of three to five years, suggesting short amortization periods for a financially viable plan.  Finally, the number of union active participants in the ABA Plan has dropped from approximately 740 during fiscal 2005 to approximately 240 at June 2, 2007 and March 8, 2008, with the majority of the reductions resulting in curtailments due to operational restructurings.

                         As disclosed in the Company’s Form 10-Q for the third quarter ended March 8, 2008, we have notified the ABA Plan of our intention to withdraw our remaining active employees from the ABA Plan, citing the negative ramifications that continuing plan participation would have on our ability to emerge from bankruptcy. Approximately 100 nonunion and 15 union employees were withdrawn as of April 2008 (the union employees were moved to a multi-employer plan), and the Company is continuing to work with the labor unions to withdraw the remaining union participants.

                         All factors considered, we believe the most appropriate approach for the implementation of SFAS 87 is immediate recognition of all prior service costs, plan amendments and actuarial gains and losses related to our respective interest in the ABA Plan.  The restatement of our financial statements was prepared upon this basis, we have consistently followed this method in subsequent periods and the appropriate disclosure of the use of immediate recognition has been provided in the notes to the financial statements for all periods presented.  While we continue to cite the historical data challenges as the reason for our immediate recognition of the actuarial gains and losses, additional discussion regarding the uncertainty of future economic

Division of Corporate Finance Attn: Ms. Jill H. Davis Page 6

benefit related to prior service costs that are unique to the ABA Plan, as well as their immateriality, will be provided, as appropriate, in future filings.

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 8, 2008

Comment 2   You disclose that there were no changes to your internal control over financial reporting during the quarterly period ended March 8, 2008, “except as described below.”  In future filings, please modify your disclosure, if applicable, to state clearly whether there were changes in your internal control over financial reporting that occurred during the last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  In this regard, we do not believe the guidance in Item 308(c) of Regulation S-K allows for such qualifying language in the disclosure.

           In future filings, the Company will modify its disclosure to clearly state whether there were changes in its internal control over financial reporting that occurred during the applicable reporting period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

We hope that the above has been of assistance to you and that it is fully responsive to your comments.  If you have any questions or require any further information, please call me at (816) 502-4164.

Very truly yours,

/s/ J. Randall Vance
J. Randall Vance
Senior Vice President, Chief Financial Officer and Treasurer